SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

_________________________

Zhongji Innolight Co., Ltd.

(Exact name of Issuer of deposited securities as specified in its charter)

China

(Jurisdiction of Incorporation or organization of Issuer)

_________________________

JPMorgan Chase Bank, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8, New York, New York 10017

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of depositary's principal offices)

_________________________

JPMorgan Chase Bank, N.A.

ADR Department

270 Park Avenue, Floor 8

New York, New York 10017

Tel. No.: (800) 990-1135

(Address, including zip code, and telephone number of agent for service)

_________________________

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates, LLP

570 Lexington Avenue, Suite 2405

New York, New York 10022

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on _______ at ______ (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-tenth of one H share of Zhongji Innolight Co., Ltd.	50,000,000	$0.10	$5,000,000	$690.50

(1) Each unit represents one American Depositary Share.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center

Terms of Deposit:

(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii)	Procedure for voting, if any, the deposited securities	Articles (11), (13) and (16)

(iii)	Collection and distribution of dividends	Articles (7), (12) and (13)

(iv)	Transmission of notices, reports and proxy soliciting material	Articles (10) and (11)

(v)	Sale or exercise of rights	Articles (12) and (13)

(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (7), (12), (13), (15) and (16)

(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (17) and (18)

(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Article (3)

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (4), (5), (6), (15), (18) and (19)

(x)	Limitation upon the liability of the Depositary	Introductory paragraph and Articles (2), (4), (7), (8), (11), (14), (16) and (20)

(3)	Fees and Charges	Articles (19) and (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary had a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (with the location of such Internet Web site) or through an electronic information delivery system generally available to the public in its primary trading market	Article (10)

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Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)       Copy of Agreement - The Agreement between JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as exhibit (a).

(b)       Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)       Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)       Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as exhibit (d).

(e)       Certification under Rule 466. Filed herewith as exhibit (e).

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 18, 2026.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Michael A. Oliver
Name:	Michael A. Oliver
Title:	Vice President

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INDEX TO EXHIBITS

Exhibit
Number

(a)	Form of ADR

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification